Filed by Premier Community Bankshares, Inc. pursuant
to Rule 425 under the Securities Act of 1933, as
amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended.

Subject Company: Albemarle First Bank
Commission File No.: N/A

ALBEMARLE FIRST BANK AND PREMIER COMMUNITY BANKSHARES, INC.

ANNOUNCE EXTENSION OF CASH/STOCK ELECTION DEADLINE

IN CONNECTION WITH PENDING MERGER

Charlottesville, Virginia and Winchester, Virginia -- May 22, 2006. Albemarle First Bank (NASDAQ: AFBK) and Premier Community Bankshares, Inc. (NASDAQ:  PREM) announced today that the deadline for Albemarle First Bank shareholders to make an election to receive cash or shares of Premier Community Bankshares (or a combination of cash and shares of Premier Community Bankshares stock), subject to proration, in connection with the pending merger between Albemarle First Bank and Rockingham Heritage Bank, a subsidiary of Premier Community Bankshares, has been extended from 5:00 p.m. Eastern Time on Monday, May 22, 2006 to 5:00 p.m. Eastern Time on Monday, June 19, 2006 (the New Election Deadline).

Prior to the New Election Deadline, Albemarle First Bank shareholders may submit an Election Form and Letter of Transmittal to the Exchange Agent, Registrar and Transfer Company, with respect to all shares then owned. Provided that the Election Form and Letter of Transmittal, together with their stock certificates or properly completed notices of guaranteed delivery, are received by the Exchange Agent in proper form prior to the New Election Deadline which is 5:00 p.m. Eastern Time on June 19, 2006, Albemarle First Bank shareholders may make an election with respect to their Albemarle First Bank shares regardless of when those shares were acquired. Shares of Albemarle First Bank will be converted into the right to receive cash or shares of Premier Community Bankshares common stock, subject to the election, allocation and proration procedures set forth in the Merger Agreement. After the New Election Deadline, Albemarle First Bank shareholders may not change or revoke their elections and may not withdraw their stock certificates unless the Merger Agreement is terminated.

Albemarle First Bank shareholders may obtain additional copies of the Election Form and Letter of Transmittal by contacting the Exchange Agent, Registrar and Transfer Company, at 1-800-368-5948. Albemarle First Bank shareholders who previously submitted an Election Form and Letter of Transmittal to the Exchange Agent with respect to all of their Albemarle First Bank shares and who have not bought any additional shares do not need to take any additional action in connection with the cash/stock election.

Special Shareholder Meeting To Be Held As Scheduled

Albemarle First Bank shareholders are scheduled to vote on the merger at the special meeting of shareholders to be held on May 25, 2006 at 10:00 a.m. at the Omni Charlottesville Hotel, 235 West Main Street, Charlottesville, Virginia, and, if shareholder and regulatory approvals are obtained as anticipated, the merger is expected to close on or about July 1, 2006. Albemarle First Bank shareholders are encouraged to send in their proxies as soon as possible for the meeting.

Information about Premier Community Bankshares and Albemarle First Bank

Premier Community Bankshares has filed with the Securities and Exchange Commission a registration statement on Form S-4/A to register the shares of Premier’s common stock to be issued to the shareholders of Albemarle First Bank in connection with the proposed transaction. The registration statement includes a proxy statement/prospectus that was mailed to the shareholders of Albemarle First Bank seeking their approval of the proposed merger. The proxy statement/prospectus contains important information about Premier, Albemarle First Bank and the merger and about the persons soliciting proxies from Albemarle First Bank’s shareholders in the merger, including the officers and directors of Albemarle First Bank, and their interests in the merger, such as their stock ownership in Albemarle First Bank. Additional information about Albemarle First Bank’s directors and executive officers is included in Albemarle First Bank’s Annual Report on Form 10-KSB for the year ended December 31, 2005, as amended, which was filed with the Board of Governors of the Federal Reserve System and is available on Albemarle First Bank’s website at www.albemarlefirstbank.com and at the Albemarle First Bank address provided below.

Premier and Albemarle First Bank urge the shareholders of Albemarle First Bank and other investors to read the registration statement on Form S-4/A and the proxy statement/prospectus included in the registration statement on Form S-4/A, and any other relevant documents filed with the SEC in connection with the proposed transaction, because they contain important information about Premier, Albemarle First Bank and the proposed transaction.

Shareholders and investors may obtain free copies of the proxy statement/prospectus and other documents related to the merger, filed with the SEC, through the SEC’s web site at www.sec.gov. Free copies of the proxy statement/prospectus and other relevant documents also may be obtained by directing a request by telephone or mail to the following:

Premier Community Bankshares, Inc. 4095 Valley Pike Winchester, Virginia 22602 Attention: Frederick A. Board, CFO Telephone Number: (540) 869-6600	Albemarle First Bank P.O. Box 7704 Charlottesville, Virginia 22906 Attention: Thomas M. Boyd, Jr. Telephone Number (434) 973-1664

Forward-Looking Statements

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended. The statements relate to, among other things, the anticipated closing date of the transaction. These forward-looking statements are based on current expectations that involve a number of risks and uncertainties. Actual results may differ materially from the results expressed in these forward-looking statements. Factors that might cause such a difference include: the ability of the companies to obtain the required shareholder or regulatory approvals for the transaction; the ability of the companies to consummate the transaction; the ability to successfully integrate the companies following the transaction; a material adverse change in the financial condition, results of operations or prospects of either company; the ability to fully realize the expected cost savings and revenues or the ability to realize them on a timely basis; the risk of borrower, depositor and other customer attrition after the transaction is completed; a change in general business and economic conditions; changes in the interest rate environment, deposit flows, loan demand, real estate values, and competition; changes in accounting principles, policies or guidelines; changes in legislation and regulation; other economic, competitive, governmental, regulatory, geopolitical, and technological factors affecting the companies’ operations, pricing, and services; and other risk factors referred to from time to time in filings made by Premier with the Securities and Exchange Commission and Albemarle First Bank with the Board of Governors of the Federal Reserve System. Premier and Albemarle First Bank undertake no obligation to update or clarify these forward-looking statements, whether as a result of new information, future events or otherwise.